SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: May 11, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

JinkoSolar Announces Proposed Offering of US$125 Million Convertible Senior Notes

SHANGHAI, China, May 11, 2011 – JinkoSolar Holding Co., Ltd. (the “Company”) (NYSE: JKS), a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in China, today announced its plans to issue, subject to market and other conditions, US$125 million in aggregate principal amount of convertible senior notes due 2016 (the “notes”). The notes will be sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company expects to grant the initial purchasers a 30-day option to purchase up to US$25 million principal amount of additional notes to cover over-allotments, if any. The terms and timing of the offering have not been finalized.

The Company will use a portion of the proceeds of the offering to pay for the capped call and associated expenses described below. The Company intends to use the remaining net proceeds from the offering for expansion of its silicon wafer, solar cell and solar module production capacity.

The notes will be convertible into American depositary shares (“ADSs”), of the Company, each representing as of the date hereof four ordinary shares, par value US$0.00002 per share, of the Company. Holders of the notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the third business day immediately preceding the maturity date.

Concurrently with the offering, the Company will enter into a capped call transaction with an affiliate of an initial purchaser. The capped call transaction is expected generally to reduce the potential dilution of the Company’s ADSs upon a conversion of notes in the event that the market value per ADS of the Company, as measured under the terms of the capped call transaction, is greater than the strike price of the capped call transaction (which corresponds to the initial conversion price of the notes and is subject to certain adjustments similar to those contained in the notes), but such reduction will be capped if such market value is greater than the cap price of the capped call transaction.

In connection with establishing its initial hedge of the capped call transaction, the hedge counterparty (or its affiliate) expects to enter into various derivative transactions with respect to the ADSs concurrently with, and/or purchase ADSs shortly after, the pricing of the notes. These activities could have the effect of increasing, or reducing the size of any decrease in, the price of the ADSs concurrently with, or shortly after, the pricing of the notes.

In addition, the hedge counterparty (or its affiliate) is likely to modify its hedge position by entering into or unwinding various derivative transactions with respect to the ADSs and/or by purchasing or selling the ADSs or other securities of the Company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and is likely to do so during a valuation period under the capped call transaction preceding the maturity date, and on or around any earlier conversion date related to a conversion of notes or any repurchase date related to the notes).

The notes and any ADSs issuable upon conversion of the notes, including the ordinary shares represented by such ADSs, will not be and have not been registered under the Securities Act, or any state securities law, and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes or any ADSs issuable upon conversion of the notes, nor shall there be any offer, solicitation or sale of any notes or any ADSs issuable upon conversion of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of May 11, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com